

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2020

Jimmy Wayne Anderson
Principal Executive Officer
Global Technologies, Ltd.
510 1st Ave. N., Suite 901
St. Petersburg, FL 33701

      Re: Global Technologies, Ltd.
          Registration Statement on Form 10-12G
          Filed on June 8, 2020
          File No. 000-25668

Dear Mr. Anderson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing